Exhibit 99.6

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 10, 2006, with respect to the consolidated financial statements of Cardiome Pharma Corp., included in this Annual Report (Form 40-F) of Cardiome Pharma Corp.

We consent to the incorporation by reference in the following Registration Statements:
(1)    Registration Statement (Form F-10 No. 333-137935) of Cardiome Pharma Corp.,
(2)    Registration Statement (Form F-3 No. 333-131912) of Cardiome Pharma Corp.,
(3)    Registration Statement (Form S-8 No. 333-136696) pertaining to the Amended 2001 Stock Option Plan of Cardiome Pharma Corp., and
(4)    Registration Statement (Form S-8 No. 333-125860) pertaining to the Amended 2001 Stock Option Plan of Cardiome Pharma Corp.;

of our report dated February 10, 2006, with respect to the consolidated financial statements of Cardiome Pharma Corp. included herein.

/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada
March 27, 2007